EXHIBIT 4.3

FIRST AMENDMENT TO LOAN AGREEMENT

On or as of December 18, 2012, PEOPLES BANCORP INC., an Ohio corporation (“Borrower”) and U.S. BANK NATIONAL ASSOCIATION, a national banking association (“Lender”) entered in a certain Loan Agreement (as amended from time to time, the “Agreement” or the “Loan Agreement”). Borrower has made certain requests to Lender, including but not limited to that the maximum principal amount of the Revolving Credit Loan be increased from $5,000,000 to $10,000,000, that certain terms and conditions of the Loan Agreement be amended and that Lender consent to certain transactions involving Borrower. Lender has agreed to such requests subject to certain terms and conditions, including but not limited to the execution of this First Amendment to Loan Agreement (the “First Amendment”), an amendment dated as of the date hereof to the Revolving Credit Note (the “Amendment to Revolving Credit Note”), and certain other documents required by Lender. Borrower has agreed to such terms, conditions and amendments. Borrower and Lender desire to amend the Loan Agreement as set forth below and effective as of the Effective Date (as defined below).

1.	Amendments. By this First Amendment, the Loan Agreement hereby is amended as follows:

1.1
The maximum principal amount of the Revolving Credit Loan is increased from $5,000,000 to $10,000,000 and any and all references to the term “Maximum Revolving Loan Principal Amount” are hereby amended to mean the maximum principal amount of $10,000,000.

1.2	Recital D of the Loan Agreement is amended to read as follows:

“D.    The proceeds from the Revolving Credit Loan shall be used by Borrower for any purpose permitted by the laws and regulations applicable to Borrower.”

1.3	Section 2.1.4 of the Loan Agreement is amended to read as follows:

“2.1.4    Unused Facility Fee. In addition to all other fees and expenses required to be paid by Borrower to Lender, Borrower shall pay to Lender an unused facility fee (the “Unused Facility Fee”). The Unused Facility Fee shall be calculated on the last day of each fiscal quarter and shall be due and payable on the fifth day after the end of each fiscal quarter. The Unused Facility Fee shall be equal to twenty five basis points (25 bps) (0.25%) per annum, calculated quarterly by multiplying 0.0625% by and amount equal to (a) $10,000,000 less (b) the average daily aggregate unpaid balance on the Revolving Credit Note during the fiscal quarter immediately proceeding the Unused Facility Fee due date. Such fee shall be fully earned when paid and shall not be refunded for any reason. In the event the Revolving Credit Loan Maturity Date is not on the last day of a fiscal quarter, the Unused Facility Fee for the last fiscal quarter shall be due and payable on the fifth day after the Revolving Credit Loan Maturity Date and shall be equal to twenty five basis points (25 bps) (0.25%) per annum, calculated quarterly by multiplying 0.0625% by and amount equal to (a) $10,000,000 less (b) the average daily aggregate unpaid balance on the Revolving Credit Note during the period commencing on the first day of such fiscal quarter and ending on the Revolving Credit Loan Maturity Date.”

1.4	The second sentence of Section 2.2.1 of the Loan Agreement is amended to read as follows:

“The full amount of the Term Loan shall be disbursed at Closing and shall, subject to the Default Rate not being applicable, bear interest at a fixed rate per annum equal to 3.80%, and shall commencing on the date of that certain First Amendment to Loan Agreement dated as of August __, 2014 by and between Borrower and Lender (the “First Amendment”), subject to the Default Rate not being applicable, bear interest at a fixed per annum rate equal to 3.50%.”

1.5	Section 5.2.1 of the Loan Agreement is amended to read as follows:

“5.2.1    Merger, Consolidation, Loans and Acquisitions. Neither Borrower nor any Subsidiary shall, without Lender’s prior written consent which shall not be unreasonably withheld or delayed, (a) acquire any other entity;

(b) consolidate with or merge into any other entity, or permit any other entity to consolidate with or merge into it; (c) make or grant any loan or advance to any officer or shareholder of Borrower and/or any of the Affiliates except in the ordinary course of business with full compliance of all applicable laws and regulations; or (d) pledge, encumber or lien any of its assets (other than to Lender); provided however, notwithstanding the foregoing, (x) Subsidiary Bank shall be permitted to acquire investment, trust and insurance businesses, and (y) Borrower shall be permitted to acquire banks and bank holding companies using its cash and its capital stock, or any combination thereof, if, in the case of such an acquisition by Borrower, all of the following conditions are met: (i) no Event of Default (or circumstance which would, with the passage of time or the giving of notice become an Event of Default) then exists or will exist after giving effect to the subject acquisition, with Borrower being required to submit to Lender a compliance certificate (in a form reasonably acceptable to Lender) dated as of the date of the subject acquisition and signed by Borrower's President or other officer reasonable acceptable to Lender, certifying that no Event of Default (or circumstance which would, with the passage of time or the giving of notice become an Event of Default) then exists or will exist after giving effect to the subject acquisition; (ii) the aggregate assets acquired during any twelve month period are less than $1,000,000,000.00, provided however, that the recent acquisitions or pending acquisitions of Midwest Bancshares, Ohio Heritage Bancorp and North Akron Savings Bank and the potential acquisition of NB&T Financial Group shall not be included in the foregoing $1,000,000,000.00 limitation; and (iii) the acquired banks and/or holding companies operate in the States of Ohio, Kentucky and/or West Virginia or in states contiguous to the States of Ohio, Kentucky and/or West Virginia.”

1.6	Section 5.8 of the Loan Agreement is amended to read as follows:

“5.8    Dividends by Subsidiary Bank. Borrower shall cause the Subsidiary Bank to not issue dividends in an amount greater than such amount permitted by law without requiring prior OCC or other regulatory approval.”
1.7    Section 5.9 of the Loan Agreement is amended to read as follows:

“5.9    Minimum Liquidity.    Borrower at all times shall maintain (on an unconsolidated basis and not including cash or cash equivalents of any Affiliate) a minimum of Two Million Dollars ($2,000,000) in cash and cash equivalents available, to be tested quarterly.”

1.8	Section 7.4 of the Loan Agreement is amended to read as follows:

“7.4    Allowance for Loan Losses to Nonperforming Loans.    The Subsidiary Bank shall maintain, and Borrower shall cause the Subsidiary Bank to maintain, a ratio of the Allowances for Loan Losses to Nonperforming Loans (Allowance for Loan Losses divided by Nonperforming Loans) of not less than seventy percent (70%), measured as of the last day of each calendar quarter of the Subsidiary Bank commencing with the fiscal quarter ending December 31, 2012. For purposes of this Agreement, “Nonperforming Loans” shall mean the sum of all non-accrual loans and loans on which any payment is ninety (90) or more days past due but which continue to accrue interest, but excluding any troubled debt restructurings (so long as any such troubled debt restructurings continue to accrue interest), and “Allowance for Loan Losses” shall have the meaning given to that term in Section 7.3 above.”
1.9    Section 7.5 of the Loan Agreement is amended to read as follows:

“7.5    Minimum Fixed Charge Coverage Ratio.    Borrower (on a consolidated basis) shall maintain a Fixed Charge Coverage Ratio in an amount that equals or exceeds 1.25 to 1.00, commencing with the quarter ending December 31, 2012 and for each quarter thereafter. The items used in this ratio shall be determined on a trailing twelve (12) month basis. For purposes of this Section, “Fixed Charge Coverage Ratio” shall mean with respect to the applicable period, the ratio of Borrower’s (i) the sum of net income plus interest expense plus non-cash expenses minus non-cash income minus dividends paid plus any material tax adjusted one time items related to any acquisitions permitted pursuant to Section 5.2.1 of this Agreement, to (ii) the sum of interest expense plus the amount of regularly scheduled principal payments due during the tested period on the Term Loan plus one-fifth (1/5) of the commitment amount of any other indebtedness of Borrower to Lender plus the amount of regularly scheduled principal payments due during the tested period on any indebtedness of Borrower due to any party or entity other than Lender (which, in all cases, shall be derived from the quarterly reports filed with the applicable primary federal regulator and shall be consistent with the financial information and reports contemplated in Section 6 hereof).”

1.10	Annex A to the form of Quarterly Compliance Certificate (which is attached as an exhibit to the Loan Agreement) is amended and set forth as Exhibit A to this Amendment.

2.	General.

2.1	Capitalized terms used herein and not otherwise defined will be given the definitions set forth in the Loan Agreement.

2.2
Borrower represents and warrants that Borrower has no claims, counterclaims, setoffs, actions or causes of actions, damages or liabilities of any kind or nature whatsoever whether at law or in equity, in contract or in tort, whether now accrued or hereafter maturing (collectively, “Claims”) against Lender, its direct or indirect parent corporation or any direct or indirect affiliates of such parent corporation, or any of the foregoing’s respective directors, officers, employees, agents, attorneys and legal representatives, or the heirs, administrators, successors or assigns of any of them (collectively, “Lender Parties”) that directly or indirectly arise out of, are based upon or are in any manner connected with any Prior Related Event. As an inducement to Lender to enter into this Amendment, Borrower on behalf of itself, and all of its successors and assigns hereby knowingly and voluntarily releases and discharges all Lender Parties from any and all Claims, whether known or unknown, that directly or indirectly arise out of, are based upon or are in any manner connected with any Prior Related Event. As used herein, the term “Prior Related Event” means any transaction, event, circumstance, action, failure to act, occurrence of any sort or type, whether known or unknown, which occurred, existed, was taken, permitted or begun at any time prior to the Effective Date (as defined below) or occurred, existed, was taken, was permitted or begun in accordance with, pursuant to or by virtue of any of the terms of the Loan Agreement or any documents executed in connection with the Loan Agreement or which was related to or connected in any manner, directly or indirectly to the extension of credit represented by the Loan Agreement.

2.3
Except as amended hereby and/or by the Amendment to Revolving Credit Note, the Loan Agreement, the Revolving Credit Note and the Loan Documents shall remain in full force and effect and are hereby ratified and confirmed as obligations of Borrower. Nothing contained herein shall affect or impair any rights, remedies, or powers of Lender under the Loan Agreement or under any other Loan Document. It is the intent of Borrower and Lender that all Collateral previously granted by Borrower or any Guarantor to Lender under the Loan Documents or otherwise, to secure Borrower’s Obligations shall continue to secure Borrower’s obligations under the Loan Agreement, as amended hereby, and that the aforementioned Loan Documents shall remain in full force and effect. Any references to the Loan Agreement and/or any Loan Document shall mean such documents as amended from time to time. It is the intent of the parties hereto that the execution and delivery of this Amendment, the Amendment to Revolving Credit Note, or any amendment to any of the Loan Documents in conjunction herewith shall not constitute a novation of the Revolving Credit Loan, the Term Loan or any other Obligations of Borrower to Lender nor shall it affect the priority of any security interest previously granted to Lender securing the obligations under the Loan Agreement or any other Obligation of Borrower to Lender. Except as is explicitly set forth in Section 1 of this Amendment, nothing contained herein shall be construed as obligating Lender to further lend additional funds, increase the principal amount of any Loan, release any Collateral, renew any maturity date or to further extend credit to any party, either now or in the future or to consent to any further modifications of the Loan Agreement.

2.4	Time is of the essence.

2.5
Borrower agrees to execute and deliver, or cause to be executed and delivered, in addition to this Amendment, the Amendment Revolving Credit Note and all other documents or instruments deemed necessary by Lender to perfect or continue the perfection of any security interest and Borrower further agrees to pay all fees and out of pocket expenses of Lender charged or incurred in connection with the negotiation, preparation and execution of this Amendment and all related documents and the failure of Borrower to make the aforementioned fees and costs and to execute and deliver, or have executed and delivered, the aforementioned documents shall render this Amendment null and void regardless of the fact that Lender and Borrower may have already executed the Amendment.

2.6
The representations and warranties of Borrower contained in the Loan Documents are deemed to have been made again on and as of the date of execution of this Amendment, except as such representation and warranties are expressly amended hereby.

2.7
Borrower warrants and represents that no Event of Default (as such term is defined in the Loan Agreement) or event or condition which with the lapse of time or giving of notice or both would constitute an Event of Default exists on the date hereof.

2.8
Lender hereby consents to Borrower’s potential acquisition of NB&T Financial Group and in connection therewith, Borrower incurring indebtedness in the form of Trust Preferred Securities previously issued by NB&T Financial Group.

2.9
Nothing contained herein will be construed as waiving any default or Event of Default under the Loan Agreement or any document execution in connection therewith, or will effect or impair any right, power of remedy of Lender under or with respect to any Loan, the Loan Agreement, any Note or any agreement or instrument guaranteeing, securing or otherwise relating to any of the Loans. Additionally, no course of dealings shall exist or be created by virtue of Lender’s willingness provide its written consent to the waiver of certain terms and conditions of the Loan Agreement and to amend the Loan Agreement, and the fact that Lender may at any time agree to grant certain limited forbearances to Borrower with respect to events of defaults under the Loan Agreement, any Note or any other Loan Document shall not constitute any form of a waiver, modification, amendment, consent by Lender or give rise to any claim or defense of a course of dealings existing between Borrower and Lender. Any consents, waivers, amendments or modifications of the Loan Agreement, any Note or any other document execution in connection with the Loan Agreement, any Loan or any Note shall be in a writing expressly and specifically stating that it is amending the respective document, agreement or instrument and which shall be fully executed by Borrower and Lender.

2.10	All representations and warranties made by Borrower herein will survive the execution and delivery of this Amendment.

2.11	This Amendment will be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns.

2.12	This Amendment will in all respects be governed and construed in accordance with the laws of the State of Ohio, without regard to Ohio’s conflict of law principles.

2.13	Borrower reaffirms the waiver of jury trial provision contained in the Loan Agreement.

Executed as of August 4, 2014 (the “Effective Date”) and accepted by Lender at Cincinnati, Ohio.

PEOPLES BANCORP INC.

By: ________________________________
Print Name: _________________________
Title: _______________________________

ACCEPTED:

U.S. BANK NATIONAL ASSOCIATION

By:
Print Name: Brad Clark
Title: Vice President

EXHIBIT A

Form of Annex A to Quarterly Compliance Certificate

ANNEX A

TO

QUARTERLY COMPLIANCE CERTIFICATE

A.     Capitalization. (Section 7.1)
(as of the last day of the fiscal quarter ended ___________, 201_)
1.    Borrower
(FRB Capital Guidelines)                 In Compliance         Not In Compliance

2.    Subsidiary Bank
(Primary Federal Regulator Capital Guidelines)     In Compliance         Not In Compliance

[minimum capital category required: “well capitalized”]

B.    Total Risk‑Based Capital Ratio of Subsidiary Bank. (Section 7.2)
(as of the last day of the fiscal quarter ended _________, 201__)

1.    Total Capital                                $_____________

2.    Total Risk-Based Assets                            $_____________

3.    Total Capital divided by Total Risk-Based Assets [B.1 divided by B.2]        _____________%

[minimum required total risk‑based capital ratio: 12.5%]

C.	Nonperforming Assets to the sum of Tangible Capital plus Allowance for Loan Losses Ratio of Subsidiary Bank. (Section 7.3)
(as of the last day of the fiscal quarter ended _________, 201__)

1.    Total Nonperforming Assets (“NPAs”)                    $

2.     Tangible Capital (“TC”)                            $

3.    Allowance for Loan Losses (“ALLs”)                        $_____________

4.	NPAs divided by the sum of TC plus ALLs
[C.1 divided by the sum of C.2 plus C.3]                        %

[maximum permitted ‑ 20%]

D.    Allowance for Loan Losses to Nonperforming Loans Ratio of Subsidiary Bank. (Section 7.4)
(as of the last day of the fiscal quarter ended _________, 201__)

1.    Allowance for Loan Losses (“ALLs”)                    $

2.     Nonperforming Loans (NPLs”)                        $

3.    ALLs divided by NPLs [D.1 divided by D.2]                            %

[minimum required ALL: 70% of NPLs]

E.    Fixed Charge Coverage Ratio of Borrower on a consolidated basis (Section 7.5)
(tested on the last day of the fiscal quarter ended __________, 201_, on a trailing twelve (12) month basis)

1.    Net Income                             $
2.    Interest expense                            $___________
3.    Non-cash expenses                        $
4.    Non-cash income                            $
5    Dividends paid                            $
6.    Material tax adjusted one time items related to permitted acquisitions    $____________
7.    [E.1. plus E.2. plus E.3. minus E.4 minus E.5. plus E.6.        $
8.    Interest expense                            $
9.    Required principal payments on the Term Loan            $
10.    1/5 of the commitment amount of other indebtedness of Borrower
to Lender                            $___________
11.    Required principal payments on indebtedness of Borrower to 3rd parties    $___________
12.    [E.8. plus E.8. plus E.10. plus E.11.]                    $
13.    Fixed Charge Coverage Ratio [E.7. divided by E.12.]                ______ to 1.00

[minimum required fixed charge coverage ratio (rolling four quarter basis ‑ 1.25 to 1.00]

G.    Minimum Liquidity (Section 5.9)
(as of the last day of the fiscal quarter ended __________, 201_)    $_____________

[minimum required is $2,000,000]